Form C

NSSC Holdings (DBA Small Change)

2023 Annual Report

947 Liberty Ave, Unit 1
Pittsburgh, PA 15222

Date __April 5, 2024__

Cover Page

Name of issuer:

NSSC Holdings, LLC (DBA Small Change)

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: DE
Date of organization: 4/20/2016

Physical address of issuer:

947 Liberty Ave
Unit 1
Pittsburgh PA 15222

Website of issuer:

http://www.smallchange.co

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$141,297.00	$198,706.00
Cash & Cash Equivalents:	$25,117.00	$94,219.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$2,733.00	$4,359.00
Long-term Debt:	$165,000.00	$150,000.00
Revenues/Sales:	$99,630.00	$55,113.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$300.00	$300.00
Net Income:	($178,493.00)	($311,990.00)

Offering Statement

THE COMPANY

Name of issuer:

NSSC Holdings, LLC (DBA Small Change)

COMPANY ELIGIBILITY

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

No

DIRECTORS OF THE COMPANY

Director	Principal Occupation	Main Employer	Year Joined as Director

| Eve Picker | CEO of Small Change | Small Change | 2016 |
| Donald J. MacDonald | Managing Director at BCG Platinion | BCG Platinion | 2017 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

Officer	Positions Held	Year Joined
Eve Picker	Manager + CEO	2016
Donald J. MacDonald	Manager	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Eve Picker	950000.0 Equity	95.0

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

For a description of the business submitted with the offering, please refer to the attached Appendix A, Business Description & Plan.

LAST YEAR'S UPDATE

By tightening our belts, we operated at a loss of approximately $175,000 in 2023, compared to almost -$400,000 in 2022. Some of the expense of 2022 was tied up in our offering on Wefunder, including much higher than usual marketing expenses, and reviewed financial statements. In addition to being able to reduce marketing and accounting to a more sustainable level in 2023, we reduced staffing to ensure that losses remained minimal and reduced our monthly burn from $40,000 to $24,000.

Activity has picked up in early 2024, so we are hopeful that this year will be the comeback year.

In early 2024 we brought on 5 new members who co-founded a competing funding portal which they will close in favor of Small Change. This will further increase our resources and reduce expenses since with their skills we will bring tech and financial management back in house, along with some legal work.

We need your help!

Our biggest pain point is reaching investors. It falls on the issuer to find their "crowd" and most of them are not very good at marketing. A bigger user base can only help us. Please help us spread the word about the opportunities listed on Small Change. People don't necessarily trust the internet. Hearing from someone who knows and trusts us is more likely to make an impact than an ad on Facebook!

In addition, we need to increase our pipeline of developers. While our pipeline is robust, increasing it will lead us to sustainability.

How did we do this year?

REPORT CARD

C+

☺ The Good	☹ The Bad
We operated lean, close to break even. Issuers were thin but with higher caliber projects, wanting to raise more money.	2023 was the worst year for real estate this century, with inflated interest rates, and very inflated construction costs.
In early 2024 we brought on 5 new member who co-founded a competing funding portal which they will close in favor of Small Change.	As a result, issuers seeking to raise funds on our platform were reduced to a slow crawl.
GlobeSt. Real Estate Forum selected our CEO as a 2023 Woman of Influence, within their Diversity Champion category.	Investment activity was also reduced to a crawl, reflecting the extreme uncertainty in the economy.

2023 At a Glance

January 1 to December 31



$99,630 +81%
Revenue



-$178,493
Net Loss



$2,733 [37%]
Short Term Debt



$223,200
Raised in 2023



$25,184
Cash on Hand
As of 03/15/24

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Discuss the material factors that make an investment in the issuer speculative or risky:

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying a SAFE is not like that at all. Whether the Company is successful and your SAFE becomes valuable depends on many factors, including some beyond our control. Nobody guaranties that the SAFE will become valuable and you might lose some or all of your money.

Risks from COVID-19: As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since at least the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity, neither of which is sustainable in the long term. The lingering effects of COVID-19 may affect our business model in a number of ways, both positively and negatively. We believe the Company will be successful notwithstanding any negative effects, but neither we nor anyone else knows for certain what the real estate landscape will look like in the future.

New Business Model: The Company is engaged in a business that did not exist before the JOBS Act of 2012. Consequently, our business model is relatively new and untested. To a large extent, we and our competitors are literally inventing the business model as we go. We have few if any examples of how to become profitable in the JOBS Act market, but as yet there is no proof that a successful model can be built.

Inability to Attract Investors: Our business plan depends on attracting investors to our platform and assumes that they will invest in the projects listed at the site in large numbers. Therefore, the success of our business model depends on a fundamental and unprecedented change in consumer behavior, where investors are persuaded to register and invest through sites on the Internet. Although we are optimistic, there is no certainty that this fundamental change will occur, at least not in time for us to achieve success.

Inability to Attract Sponsors: Just as we could have difficulty attracting investors, we could also have difficulty finding entrepreneurs and companies with investments to list at the platform. Indeed, the two are related; if we cannot attract investors then we will not be able to attract quality sponsors, and vice versa. Today there is an enormous pool of institutional capital, both domestic and international, searching for viable investments. It has become increasingly difficult to identify quality investment opportunities, and prices continue to increase.

Risk of Poor Results for Investors: Although we intend to be selective about the investment we list on the platform, selecting investments is as much an art as a science and we have no way of knowing whether our investments will be successful. If investments funded on our platform are unsuccessful, whether relative to an industry benchmark, relative to investments listed by other platforms, relative to the stock market or mutual funds, or simply because they leave our investors unhappy, it will be very damaging to our business.

Competition: The Company faces stiff competition. In the real estate sector, platforms like CrowdStreet and RealCrowd have established significant volume and brand recognition. Sites like WeFunder, Start Engine, and Republic have done the same in the Title III Crowdfunding sector. While we believe there is plenty of room for many successful platforms, these competitors, among others, have established a head start in a new industry. Further, some of these competitors have raised significant capital and therefore can afford much higher spending on marketing, technology, and personnel. Finally, new competitors might enter the market, including large financial companies with extensive national brand recognition and nearly unlimited resources.

Scalability: The success of our business depends in part on our ability to "scale," meaning to add large numbers of investors and investments to the platform without significantly increasing manpower or overhead. We cannot be sure that our systems, including our due diligence and investor relations systems, will be adequate to scale the business sufficiently.

Intellectual Property Infringement: Third parties could claim that we are infringing their intellectual property, including patents and copyrights. If a court found that we were infringing, or if we couldn't afford to defend ourselves, we could be subject to substantial damages and disruptions to our systems and operations.

Information Supplied by Applicants Might Be False: Companies and individuals who apply to raise money using our platform will supply a lot of information. We will be able to verify some of this information but not all of it. For example, sometimes important information is hidden or unavailable, or a third party might have an incentive to conceal information or provide inaccurate information. If we list an investment on the platform based on false information, we could become subject to civil litigation as well as criminal investigations and sanctions, not to mention damage to our reputation.

Losses From Investments: The Company might invest its own capital in projects and could lose some or all of such capital.

Ability to Attract and Retain Key Personnel: For the Company to successfully compete and grow, it must attract, recruit, retain and develop qualified personnel. The market is highly competitive, and many of the companies with which the Company competes can offer higher salaries and benefits.

Disruption of Our Technology Platform: Our entire business is run through technology. Although we have systems in place – including back-up systems and disaster-recovery systems – that are intended to make our platform function as intended and accessible to our customers on a 24/7 basis, these systems could fail. Furthermore, because our servers are hosted by a third party, events beyond our control could disrupt our systems. Any interruptions or delays, whether caused by our own errors, the errors of third parties, natural disasters, or otherwise, could damage our reputation with investors and/or sponsors.

Risks Associated with SAFEs: There are several risks associated with SAFEs, including these:

- You don't know what the Company is worth when you buy your SAFE. Indeed, this is why SAFEs were invented in the first place – to avoid the need to place a valuation on a small company.

- The SAFE has no maturity date. Hence, you could be forced to hold your SAFE indefinitely.

- The SAFE will convert to equity only if the company is sold or raises more equity. If neither of those things happens you could own your SAFE indefinitely.

- The SAFE doesn't pay interest.

- When and if the SAFE converts, it will convert to equity, not debt.

- When and if the SAFE converts, you will be required to sign whatever documents the new investors sign, i.e., the LLC Agreement.

No Voting Rights: Owning a SAFE does not give you any right to vote or otherwise participate in the management of the Company. The Company is controlled completely by our Founder, Eve Picker.

Breaches of Security: Breaches of security have occurred at even the largest U.S. retailers and financial institutions, the result of sophisticated "hacking" efforts by cyber-criminals and/or foreign governments. Although we use sophisticated security tools, we have learned that no system is completely secure. Should a third party gain unauthorized access to our systems, where we store personal financial information of our customers, our reputation could be damaged and we could be subject to claims from customers, financial institutions, payment card associations and other persons. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Changes to Crowdfunding Laws: The JOBS Act is still fairly new, with many politicians and observers concerned that unsophisticated investors will be harmed. Further, many of the most critical aspects of the JOBS Act were left to the discretion of the SEC. It is possible that Congress or the SEC would change the JOBS Act or its implementing regulations in a way that imposes greater restrictions on us, which would increase our costs or otherwise interfere with the successful implementation and execution of our business plan.

Changes to Legal Interpretations: Many U.S. securities laws date back to the 1930s and 1940s: the Securities Act of 1933, the Securities and Exchange Act of 1934, the Trust Indenture Act of 1939, the Investment Company Act of 1940, and so forth. It is sometimes very difficult to determine how these laws should be applied to a world of Internet-based investing that could not have been imagined at the time the laws were enacted. The SEC or a court could interpret, or reinterpret, a law in a way that imposes additional restrictions on us.

Regulation of Funding Portals: The Company is registered as a "funding portal" with both the SEC and the Financial Industry Regulatory Authority, or "FINRA." As such, the Company is subject to extensive regulation, which imposes costs on the Company and restricts the manner of its operations. If the Company failed to comply with these regulations, it could face financial penalties and the loss of its ability to operate under Title III.

Possible Registration as Investment Advisor or Broker-Dealer: Today, the Company is not registered as a broker-dealer under the Securities Exchange Act of 1934 or as an investment adviser under the Investment Adviser Act of 1940. The Company might be required to register in the future either because of a new law, a change in the interpretation of an existing law, or a change in our business model – for example, a change in our compensation model. If we were required to register, it could impose significant costs and limit the manner in which we are allowed to operate.

Uncertainty of Laws: Because the JOBS Act is so new, even lawyers who specialize in this area of the law cannot be 100% certain how to interpret all its provisions, or all the provisions in hundreds of pages of regulations issued by the SEC. We will do our best to comply with all the laws and regulations that apply to us, but we might get things wrong.

Uninsured Losses: We will decide what kind of insurance to purchase, and in what amounts. However, some risks cannot be insured at all, or cannot be insured on an affordable basis, and the Company might not be able to purchase or afford all the insurance it needs. Therefore, the Company could incur uninsured losses.

Lawsuits From Unhappy Investors: If investors lose money in investments offered on the Company's platform, as they are bound to do in some instances, they might bring legal claims against the Company. The Company intends to conduct its business in a manner such that claims brought by unhappy investors would not have merit, but there is no guaranty that a given claim would not be successful and, in any case, the cost and time involved in defending legal claims could be very burdensome.

Failure of Offering to Comply with Securities Laws: This offering of SAFEs relies on an exemption from the registration requirements of the Securities Act of 1933 under Regulation A issued by the SEC. We have relied on the advice of counsel and believe we qualify for this exemption. If we did not qualify, we could be subject to penalties imposed by the Federal government and State regulators, as well as to lawsuits from investors.

We Rely on Third Parties: We rely on other companies for critical services, including but not limited to Internet access, website hosting, and escrow services. If any of those companies, which we do not control, experience service delays or interruptions it could affect us dramatically. Similarly, if any of our service providers were unable or unwilling to provide us with the services we need, we might be unable to find suitable replacements, or unable to find them soon enough or for a reasonable cost.

We Might Not Raise All $1,235,000: The Company is trying to raise $1,235,000 in this offering but may start spending investors' money once we have reached at least the target amount of $100,000. If we do not raise the entire $1,235,000 we will have to curtail our spending and growth accordingly.

We Will Need More Capital: We will need to raise more capital to further our growth plans. While we believe the climate is favorable for raising additional capital, there is no assurance that additional capital will be available or that it will be available on acceptable terms. The market for capital, like other markets, changes over time. It is possible that capital will become more "expensive" than it is today, so that we will be able to raise additional capital only by offering new investors terms that will be unacceptable to us.

Risks Associated with Leverage: The Company might borrow money from banks or other lenders. Borrowing money is sometimes referred to as "leverage." While using leverage can increase the total return on the borrower's equity, it also increases risk because the amount borrowed has to be repaid in accordance with a schedule. To repay its loans, the Company might be forced to scale down its operations, sell assets, and modify its business strategy, for example. This could reduce the value of an investment in the Company

Changes in Economic Conditions Could Hurt Our Business: Our revenues and profitability will depend on the overall demand for our products and services. Often, factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, result in fewer businesses seeking to raise money and fewer investors willing to invest in new companies. We are generally unable to predict the timing, duration, and severity of adverse changes in economic conditions nationally or internationally.

Limits on Transfers: There are several reasons why you will probably have a hard time selling your SAFE:

- The SAFE may not be transferred without the Company's consent.

- There is no established market for the SAFEs. That means if you wanted to sell your SAFE you would probably have a hard time finding a buyer.

- If you want to sell your SAFE the Company has a first right of refusal to buy it. That could also make it harder to find a buyer.

- To sell the SAFE you would have to comply with Federal and State securities laws.

We Do Not Intend to Pay Dividends for the Foreseeable Future: Even if the Company is able to generate profits, we do not expect to pay dividends. Instead, we intend to reinvest all of our profits in the business for the foreseeable future.

Conflicts of Interest: Conflicts of interest could arise between the Company and its investors. For example:

- Members of our management team have business interests wholly unrelated to the Company, which will require a commitment of time and may at times be competitive with the Company's business.

- The Company might enter into transactions with affiliated entities. Although we will always seek to establish fair terms, such transactions will not be negotiated at arm's-length and therefore may not be as favorable to the Company.

- The lawyers who prepared this Investment Agreement and the SAFE represent the Company, not you. You must hire your own lawyer (at your own expense) if you want your interests to be represented.

This Investment Agreement Limits Your Rights: This Investment Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your SAFE:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Pittsburgh, Pennsylvania, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

- You would not be allowed to initiate a class action claim.

Modification of Certificate of Formation and/or LLC Agreement: Both the Certificate of Formation and the LLC Agreement might be changed before your SAFE is converted to equity.

Risks Associated with COVID-19: Our platform provides a way for everyone (18+) to invest in real estate online. With the onset of the COVID-19 pandemic the adoption of Fintech escalated dramatically, and our platform enjoyed increased activity. With staff scattered across the globe before the pandemic, our operations were not seriously impacted by the pandemic. Indeed, we have come to embrace remote work as our business model. Today we have employees and consultants in Australia, Texas, Ohio, Pennsylvania, Chicago and India.

Zoom meetings had equally been a part of our business model for several years before the pandemic began. We have employed zoom for face-to-face meetings with developers in a business that relies on a national presence.

While we expect both our revenue and our net income to continue to grow, recent reports on rising prices and inflation may have a negative impact on our growth.

The construction industry has been severely impacted. "Contractors have had to try and complete existing projects while at the same time protect staff on-site, comply with government regulations and travel restrictions, as well as manage supply chain interruptions and project suspensions." Along with that, rising prices make it more difficult to pencil out projects, and in turn to provide a return to investors. It is unclear whether this will reduce the number of projects in our pipeline. To date that has not been the case.

Raising funds through Venture Capital has also become much more difficult with the threat of a recession looming. However, since only 2.2% of funds from Venture Capital was invested in companies founded by women, we have always known that Venture Capital is an unlikely funding source for our Company and will continue to explore alternative funding sources, such as this Regulation Crowdfunding offering.

The pandemic changed the world we live in today. Uncertainty remains and it is impossible to provide a reliable forecast for the future performance of any company. Suffice to say, our user base and pipeline both continue to grow as does our revenue.

Reliance On Management: We rely on a very small management team. If any member of our team – especially our Founder and CEO, Eve Picker – were to quit the Company, died, or became unable to serve because of illness or injury (e.g., a car accident), our business would be badly damaged. Donald J. MacDonald is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Statement

DESCRIPTION OF ISSUER'S SECURITIES

What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Member Units	1,000,000	1,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe the material terms of any indebtedness of the issuer:

Promissory Note

Lender	Eve Picker
Issue date	08/31/22
Amount	$100,000.00
Outstanding principal plus interest	$100,000.00 as of 09/14/22
Interest rate	0.0% per annum
Maturity date	09/01/27
Current with payments	Yes

Promissory Note

Lender	Eve Picker
Issue date	11/23/23

Amount	$15,000.00
Outstanding principal plus interest	$15,000.00 as of 12/30/23
Interest rate	0.0% per annum
Maturity date	11/30/28
Current with payments	Yes

Convertible Note

Issue date	07/31/16
Amount	$50,000.00
Interest rate	5.0% per annum
Discount rate	80.0%
Valuation cap	$10,000,000.00
Maturity date	08/01/26

What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2021	Section 4(a)(2)	SAFE	$250,000	General operations
2/2022	Section 4(a)(2)	SAFE	$325,000	General operations
4/2023	Regulation Crowdfunding	SAFE	$208,200	General operations

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

Yes

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Eve Picker
Amount Invested	$15,000.00
Transaction type	Loan/Promissory Note
Issue date	11/24/23
Outstanding principal plus interest	$15,000.00 as of 02/24/24
Interest rate	0.0% per annum
Maturity date	11/30/28
Outstanding	Yes
Current with payments	Yes
Relationship	CEO and founder

Name	Eve Picker
Amount Invested	$100,000.00
Transaction type	Loan/Promissory
Issue date	09/01/22
Outstanding principal plus interest	$100,000.00 as of 03/24/24
Interest rate	0.0% per annum
Maturity date	08/31/27

Outstanding	Yes
Current with payments	Yes
Relationship	CEO and founder

Name	John D. Norton
Amount Invested	$250,000.00
Transaction type	Safe
Issue date	01/01/21
Valuation cap	$5,000,000.00
Relationship	Spouse

Name	Eve Picker
Amount Invested	$2,449,279.00
Transaction type	Loan
Issue date	01/01/21
Outstanding principal plus interest	$0.00 as of 12/31/20
Interest rate	3.5% per annum
Maturity date	01/01/21
Relationship	Founder and CEO

Between May 2016 and October 2019, the Company obtained funding through various related party notes payable for total proceeds of $2,449,279 from the CEO of the Company. Each related party loan had a term of ten years and an interest rate of 3.5% per annum. The outstanding balance on these related party loans as of December 31, 2020, was $2,449,279 in principal and $230,178 in accrued interest.

On January 1, 2021, the Company settled $2,199,279 of the outstanding related party notes payable and related accrued interest balance for member's equity and all related accrued interest on the related party notes was forgiven in the amount of $230,346.

Name	Eve Picker
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	08/31/22
Outstanding principal plus interest	$100,000.00 as of 09/14/22
Interest rate	0.0% per annum
Maturity date	09/01/27
Current with payments	Yes
Relationship	Manager of Company

Name	Eve Picker
Amount Invested	$15,000.00
Transaction type	Loan
Issue date	11/23/23
Outstanding principal plus interest	$15,000.00 as of 12/30/23
Interest rate	0.0% per annum
Maturity date	11/30/28
Current with payments	Yes
Relationship	CEO and founder

INSTRUCTIONS: *The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

Financial Condition of the Issuer

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

	2022	2023
Revenues	$55,113	$99,630
Profit	-$311,990	-$178,493

Net Margin: -179%   Gross Margin: 0%   Return on Assets: -126%   Earnings per Share: -$0.18   Revenue per Employee: $99,630

Cash to Assets: 18%   Revenue to Receivables: ~   Debt Ratio: 119%

INCOME   **BALANCE**   NARRATIVE



● Cash   ● Other Assets   ● Short-Term Debt   ● Long-Term Debt   ● Equity

Net Margin: -179%   Gross Margin: 0%   Return on Assets: -126%   Earnings per Share: -$0.18   Revenue per Employee: $99,630

Cash to Assets: 18%   Revenue to Receivables: ~   Debt Ratio: 119%

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our founder, Eve Picker, founded Small Change to solve the big, ugly problems that exist in the old boys club of financing for commercial real estate. Her goal was to create a tool that would allow ALL qualified developers to access capital. For Eve, the mission of Small Change is intensely personal. Small Change is an equity crowdfunding platform focused on impact investing in real estate. Real estate developers use our platform to raise capital from anyone 18+. By democratizing the source of capital, we aim to create more equitable access for qualified developers who are often overlooked. Our goal is to enable real estate development that yields community impact in the form of affordability, sustainability, and enhanced economic vitality.

We want to be the market leader for impact investing in real estate. We want to be the go-to platform if you are a BIPOC or woman developer seeking capital. But we also want to be the go-to platform if you're an individual investor or financial institution wanting to invest in real estate projects that are equitable and impactful by design. When we launched our offering on Wefunder, our 5-year plan was to achieve annual revenue of $15 million, with net income of just under $9 million. Given the impact of COVID, the dramatically rising cost of construction and interest rates, we have adjusted our expectations. Once interest rates come down and real estate activity increases, we will revise our 5-year plan.

Milestones

NSSC Holdings, LLC (DBA Small Change) was incorporated in the State of Delaware in April 2016.

Currently:

- We have raised almost $15 million for 49 social impact real estate projects.
- We have 140+ deals in our pipeline, totaling more than $425 million.
- 62% of our issuers are minority and/or women, a statistic that is unheard of in the real estate industry.
- We have a growing number of repeat issuers, some coming back for their third raise. We have a growing number of large real estate companies reaching out to us. They recognize the positive impact of carving out a section of their capital stack for the community they are working in.- We do not advertise to developers. Excellent services and word of mouth are our primary marketing tool

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $89,130 compared to the year ended December 31, 2022, when the Company had revenues of $124,113.
- *Assets.* As of December 31, 2023, the Company had total assets of $141,297, including $25,117 in cash and cash equivalents. As of December 31, 2022, the Company had $198,706 in total assets, including $94,219 in cash and cash equivalents.
- *Net Income.* The Company has had net income of ($178,493) for the fiscal year ended December 31, 2023, and ($394,247.10) for the fiscal year ended December 31, 2022, respectively.
- *Liabilities.* The Company's liabilities totaled $968,961 for the fiscal year ended December 31, 2023, and $847,877 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,625,626 in debt, $50,000 in convertibles, and $575,000 in SAFEs.

Runway & Short/Mid Term Expenses

NSSC Holdings, LLC (DBA Small Change) cash in hand is $25,183.96, as of September 2022. Over the last three months, revenues have averaged $2,750/month, and operational expenses have averaged $22,786/month, for an average burn rate of $20,000 per month. Legal expenses have been higher than usual due to onboarding 5 new partners. We expect additional offering revenues shortly.

Liquidity

The Company was organized under the Delaware Limited liability company Act on April 20, 2016. We have begun operations with general start-up and organizational matters, built our technology platform and have listed 47 offerings to date and we are about to launch 3 more. Gross revenue for 2023 was $89,130 and total revenue is around $750,000 to date.

Capital Resources

We expect that offering commissions and onboarding fees will increase in 2024 and provide continuing revenue sufficient to operate at break even. For example, as of February 24, five offerings were listed, all of which will pay a 5% commission on funds raised when they close and another seven are being prepared for listing. Our only other source of capital is a loan of $100,000 made by our CEO of which only $15,000 has been deposited to date.

Historical Results of Operations

The Company has been operating for seven years, has launched operations and has listed 49 offerings. Total revenue to date is approximately $750,000.

Changes and Trends

Staffing changes were adjusted in 2023 to accommodate the downturn in the real estate industry and decrease Company's operating costs. We will continue to diligently operate in a manner that reflects the current economic climate.

We have projected revenue of $175,000 for the first half of 2024, and expenses of $90,00. As a result, we do not believe that we will need additional capital injections

We expect to be profitable in 2024 with projected revenues of $350,000 and projected expenses of $180,000

Eve Picker, our founder, largely invested her own capital to build Small Change. If additional funds are needed in the short term, she has personal resources to make a short-term loan to the Company. She has signed a promissory note with the Company for $100,000 at 0% interest, of which only $15,000 has been deposited to date.

All projections in the above narrative are forward-looking and not guaranteed.

Financial Information

Refer to <u>Appendix C, Financial Statements</u>

I, Eve Picker, certify that:

(1) the financial statements of NSSC Holdings, LLC (DBA Small Change) included in this Form are true and complete in all material respects; and

(2) the financial information of NSSC Holdings, LLC (DBA Small Change) included in this Form reflects accurately the information reported on the tax return for NSSC Holdings, LLC (DBA Small Change) filed for the most recently completed fiscal year.



_____

April 5, 2024

_____

Eve Picker
CEO of Small Change

Date

Ongoing Reporting

This annual report may be found on the issuer's website at:

https://www.smallchange.co/projects/Small-Change/progress

Appendices

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Appendix C: Financial Statements

Appendix D: Work History

Appendix E: Supporting Documents

2% of VC funds were invested in women-led companies this year.

1.2% of VC funds went to minority-led companies.

Is **real estate** any different?

2% in 2022: https://pitchbook.com/news/articles/the-vc-female-founders-dashboard

1.2% in 2022: https://news.crunchbase.com/diversity/vc-funding-black-founded-startups/



Small Change is the first equity crowdfunding platform

You can start or grow **a real estate portfolio** on Small Change. Diverse developers. Clear returns. Innovative projects building better communities everywhere.

Investors on Small Change are **change makers** who invest in the projects, people and places they love.



unlocking the **$160 billion** market segment of **Impact Investing** in real estate.

Small Change is the first equity crowdfunding platform focused on:



1

Equitable & innovative projects

We measure the impact of each **project** with our proprietary Small Change Index.



2

Emerging minority & women developers

We embrace emerging **minority & women developers**.



3

Everyday investors

Everyone (18+) can invest to **build wealth** on Small Change.



1 The Change Index

SMALL CHANGE INDEX™



MOBILITY		COMMUNITY		ECONOMIC VITALITY	
Urban location	✓	Street life	✓	Underserved community	✓
Walkable	✓	Third Place	✓	Jobs Created	✓
Bike friendly	✓	Park or Plaza	✓	Incubator	
Business Corridor	✓	Building reuse or infill	✓	Diverse workforce	✓
Public or other transit	✓	Affordable housing	✓	Green features	✓
Fix your own transport	✓	Fresh food access	✓	Even more green	✓
Transit oriented development	✓	Minimized site disturbance		Reduced parking	✓





CHANGE INDEX 9.0

How do we measure impact? The Change Index uses data points such as an area’s walk- and bike-ability, public transit access, proximity to green space, availability of commercial and cultural amenities, equity and other measures of quality of life to gauge the possibilities of a project.

BENNING market

2 **Over 50% of our developers are minority and/or women-led.**

And our reach is growing. We have over **one hundred and twenty deals** and **qualified leads** in our pipeline, growing every day.

Projects have been listed in Arizona, California, Connecticut, D.C., Florida, Illinois, Louisiana, Massachusetts, Maryland, Michigan, New Jersey, New York, Oregon, Pennsylvania and Texas.

There are lots more to come.











3 The investors.

Not so long ago only deep-pocketed investors had access to real estate investment opportunities.

But that changed with the 2012 JOBS Act and the introduction of **Regulation Crowdfunding** in 2016. Now everyone who is 18+ can invest in the projects, developers, and cities they love.

Now, **everyone** can build a real estate portfolio for as little as $250 per investment.

We're building a market place for every day investors. Everyone can be a real estate mogul on Small Change, with the click of a button.



Real estate mogul.



Wealth builder.



Change maker.

Change we've made.

We use our proprietary **Small Change Index** to measure project impact with the goal of creating more **affordable**, more **equitable** and more **innovative** communities.

All projects must score at least **60%** to be listed on Small Change.

Here's our impact report.



57%
Minority/women Developers



65%
Affordable housing projects



80%
Underserved populations



84%
Close to transit



93%
Urban locations



78%
Walkable locations

Statistics reflect projects listed on the Small Change platform to date.

How it works.

We've worked hard to **streamline** a complex (and slightly daunting) set of requirements.

Our solution is **turn-key**. With a well thought through business plan in hand, any developer can quickly and easily list an offering on Small Change.



Small Change evaluates projects against the Change Index + other criteria like developer experience

Small Change meets with and onboards qualified developers while continuing project diligence

Small Change provides a seamless and SEC compliant process

Small Change lists verified projects as investment opportunities on the platform

Anyone 18 and over can invest in projects for as little as $250 *(or as much as they'd like)*

Small Change charges a listing fee + a commission on the funds raised.

Here's what we **own.**

The Small Change Index defines our **brand**. Deal flow is often by word-of mouth.

We built **our technology** from scratch. No white label here. We own the investment flow and the revenue it generates.

We've listed 41 change-making real estate offerings, with more to come, **disrupting** an industry that encourages the same



Our brand.



Our Small Change Index.



Our technology.



Our proven product.



Our determination.

We're gaining **traction.**

To date nine real estate projects that have successfully raised funds on Small Change have gone full cycle from raising funds to project completion.

These projects have repaid their investors an average of **12.4% IRR** in initial return + interest.*



4,800
Account holders



20,000
Avg. monthly page view



40K
Owned audience



41
Projects listed



$10M+
Raised on the platform



~$2M
Returned to investors

* Past returns do not guarantee future performance

The path to profitability.

We're on a path to reach annual revenue of **$15 million** in 5-years, with net income of just under **$9 million**. That's an **operating profit margin** of ~ **56%.**

Our 5-year plan is based on an additional **$5 million** in capital invested over the next **3 years,** including funds raised through this offering.

You'll find a more detailed budget in the downloads at the bottom of our Wefunder listing page.



How we'll **spend** the funds

Our revenue is derived through onboarding fees, offering commissions and investor management services with additional revenue streams planned.

With the funds raised through this offering we plan to...



Small Change Impact Real Estate Fund

35%

- Launch a Reg A+ offering to leverage pooled assets for impact
- Focus on funding equitable projects and diverse developers
- Let everyone 18+ invest



Improve the technology platform

20%

- Focus on streamlining the developer onboarding process
- Focus on streamlining the investment flow



Expand marketing efforts

20%

- Expand investor outreach
- Targeted developer outreach



Expand the core team

20%

- Increase offering support staff
- Add dedicated Reg A+ team

+ 5% to Wefunder for listing this offering

Competitors?
Not really.

More than a handful of real estate platforms have emerged.

Some (like CrowdStreet) only permit accredited investors. Others (like Fundrise) let everyone invest, but in REITS that invest in wealthy communities somewhere else.

Small Change stands alone.

* Lowest investment minimum to date
** Lowest minimum for RE offering $100 on Sept 12, 2022

Platform	Impact?	Everyone?	Min investment
Small Change	✓	✓	**$200***
Fundrise		✓	$10
Groundfloor		✓	$10
Republic RE		✓	$100**
DiversyFund		✓	$500
Realty Mogul		✓	$5,000
Equity Multiple			$5,000
Crowdstreet			$25,000

Our current pipeline: $85 million

Our current pipeline is $85 + million in offering goals + ~ **$350 million** more in qualified leads.

In order to reach our $10 million goal over the next year, we need to launch **25 offerings** and raise an average of **$425,000 per offering**.

Successful offerings over the last year averaged over **$430,000** in funds raised.

	Offerings in pipeline	Maximum funding goals	Average funding goal per project
	84	$345,000,000.00	$4,107,142.86
Hot leads	40	$71,200,000.00	$1,780,000.00
Listing sent	6	$7,600,000.00	$1,266,666.67
Listing signed	6	$3,300,000.00	$550,000.00
Listing live	5	$3,200,000.00	$640,000.00

Invest in a **Simple Agreement for Future Equity.**

1 **What's a SAFE?** It's a Simple Agreement for Future Equity

2 **When does it convert to equity?** When we raise money in the future for a fixed price, where the new stock is at least 7.5% of our total stock.

3 **How will my equity value be determined if I invest in the first $250,000?** Your SAFE will convert at a company valuation that is no higher than $9M, even if the company is valued higher!

4 **How will my equity value be determined if I invest after that?** Your SAFE will convert at a company valuation that is no higher than $10M.

5 **Or** we might apply a 20% discount to the market value. We'll use whichever calculation is better for you.

Review the investment and SAFE agreements for full details.

Invest in change:
Get perks.



1   **Early-bird bonus.**   Pre-money valuation lowered by 10% for first $250,000 invested.

2   **$2,500 +**   Invitation to a quarterly investor's call with the SmallChange team and contributors.

3   **$5,000 +**   All of the previous perks + an invitation to an annual event hosted by the founder

4   **$12,500 +**   All of the previous perks + a $1,000 investment credit on the SmallChange platform.

5   **$25,000 +**   All of the previous perks + hang out with the founder + Small Change team for 2 nights at the Freeman Berkshires, the Kemble Berkshires (or similar luxury estate) that successfully raised capital on the Small Change platform.

Join us.
Together we'll make some change.

1 If you believe our cities should be filled with greener, more innovative and equitable projects.

2 If you believe everyone should have equal access to capital.

3 If you believe that no matter where you live or what you earn, everyone should be able to build wealth.



Real estate mogul.



Wealth builder.



Change maker.

NSSC HOLDINGS LLC

INVESTMENT AGREEMENT

This is an Investment Agreement, entered into by and between NSSC Holdings LLC, a Delaware limited liability company (the "<u>Company</u>") and <u>[INVESTOR NAME]</u> ("<u>Purchaser</u>").

Background

The Company is offering for sale certain securities on <u>www.WeFunder.com</u> (the "<u>Platform</u>").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "<u>Disclosure Document</u>"). The Company is sometimes referred to using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2. **Purchase of SAFE**.

    2.1. **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a Simple Agreement for Future Equity for [hyperlink to investment amount] (the "<u>SAFE</u>").

    2.2. **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your SAFE. We will notify you promptly if this happens.

3. **Right to Cancel**. Once you sign this Subscription Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to 48 hours before the closing of the offering, or (ii) if there is a material change in the offering.

4. **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Your SAFE**. You will not receive a paper certificate representing your SAFE. Instead, your SAFE will be available electronically.

4858-3179-0635, v. 2

6.   **Your Promises**. You promise that:

6.1.**Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2.**Review of Information**. You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed and understand the SAFE.

6.3.**Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risk Factors" in the Disclosure Document.

6.4.**Escrow Account**. You understand that your money might first be held in an escrow account in one or more FDIC-insured banks. If any of these banks became insolvent and the FDIC insurance is insufficient, your money could be lost.

6.5.**No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6.**Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7.**Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the SAFE.

6.8.**No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the SAFE or made any finding relating to the value or fairness of the investment.

6.9.**No Transfer**. You understand that under the SAFE may not be transferred without our consent. Also, securities laws limit transfer of the SAFE. Finally, there is currently no market for the SAFE, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the SAFE indefinitely.

6.10.**No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11.**Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the SAFE.

4858-3179-0635, v. 2

6.12. **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13. **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the SAFE, not on behalf of anyone else.

6.14. **Investment Purpose**. You are purchasing the SAFE solely as an investment, not with an intent to re-sell or "distribute" any part of it.

6.15. **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the SAFE.

6.17. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19. **No Violations**. Your purchase of the SAFE will not violate any law or conflict with any contract to which you are a party.

6.20. **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23. **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24. **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then (i) the offer and sale of SAFEs is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

4858-3179-0635, v. 2

6.25.**Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1.**Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2.**Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3.**Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the SAFE was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26.**Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1.**Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2.**Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3.**Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the SAFE, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4.**Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

6.26.5.**Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6.**Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the SAFE was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated

4858-3179-0635, v. 2

by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the SAFE.

8. **Re-Purchase of SAFE**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your SAFE for an amount equal to the amount you paid for it.

9. **Governing Law**. Your relationship with us shall be governed by Delaware law, without considering principles of conflicts of law.

10. **Execution of SAFE**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the SAFE, just as if you had signed a paper copy of the SAFE in blue ink.

11. **Arbitration**.

11.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the SAFE, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the SAFE will be handled in the manner described in the SAFE.

11.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Pittsburgh, Pennsylvania, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4858-3179-0635, v. 2

11.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13. **Notices**. All notices between us will be electronic. You will contact us by email at _____. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the SAFE until and unless we have closed on the Offering, as described in the Disclosure Document.

17. **Miscellaneous Provisions**.

17.1. **No Transfer**. You may not transfer your rights or obligations.

4858-3179-0635, v. 2

17.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3. **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4. **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5. **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement and the LLC Agreement effective on the date first written above.

Investor Signature
_____
Signature

ACCEPTED:

NSSC HOLDINGS LLC

By   *Founder Signature*
_____
Eve Picker, CEO

4858-3179-0635, v. 2

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

NSSC HOLDINGS LLC

SIMPLE AGREEMENT FOR FUTURE EQUITY

This SAFE has been granted by NSSC Holdings LLC, a Delaware corporation (the "Company") to [INVESTOR NAME] (the "Investor") in exchange for payment by the Investor of $ $[AMOUNT] (the "Purchase Amount") pursuant to an Investment Agreement between the Company and the Investor.

1. **Definitions**. Capitalized terms not otherwise defined in this SAFE will have the meanings set forth in this section 1.

1.1. "Common Units" means the Units most similar to the common stock of a Delaware corporation or, if the Company has been converted to a corporation, its common stock.

1.2. "Conversion Shares" (for purposes of determining the type of Equity Securities issuable upon conversion of this SAFE) means:

1.2.1. With respect to a conversion pursuant to section 2.1, shares of the Equity Securities issued in the Next Equity Financing; and

1.2.2. With respect to a conversion pursuant to section 2.2, shares of Common Units.

1.3. "Conversion Price" means:

1.3.1. With respect to a conversion pursuant to section 2.1, the lesser of (i) the product of (x) one hundred percent (100%) *less* the Discount and (y) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing; and

1.3.2. With respect to a conversion pursuant to section 2.2, the quotient resulting from dividing (i) the Valuation Cap by (ii) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

1.4."Corporate Transaction" means:

    1.4.1.The closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets (but not including a Dissolution);

    1.4.2.The consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of Units immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

    1.4.3.The closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of section 13(d) and section 14(d) of the Exchange Act), of the Company's limited liability company interest if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than fifty percent (50%) of the outstanding voting securities of the Company (or the surviving or acquiring entity).

A transaction will not constitute a "Corporate Transaction" if its sole purpose is to change the state of the Company's formation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Nor will the sale of Equity Securities in a bona fide financing transaction or a change in the Company's structure from a limited liability company to a corporation be deemed a "Corporate Transaction."

    1.5."Direct Listing" means the Company's initial listing of its Common Units (other than shares of Common Units not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital units of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

    1.6."Discount" means twenty-five percent (25%).

    1.7."Dissolution" means (i) a voluntary termination of the Company's operations; (ii) a general assignment for the benefit of the Company's creditors; or (iii) a liquidation, dissolution or winding up of the Company (other than a Corporate Transaction), whether voluntary or involuntary.

    1.8."Equity Securities" means (i) Common Units; (ii) any securities conferring the right to purchase Common Units; or (iii) any securities directly or indirectly convertible into, or

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exchangeable for (with or without additional consideration) Common Units. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (i) any security granted, issued or sold by the Company to any director, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services; (ii) any convertible promissory notes issued by the Company; and (iii) any SAFEs (including this SAFE) issued by the Company.

1.9. "Exchange Act" means the Securities Exchange Act of 1934, as amended.

1.10. "Fully Diluted Capitalization" means the number of issued and outstanding Common Units, assuming the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including Units in the nature of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase Common Units. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (i) any convertible promissory notes issued by the Company; (ii) any SAFEs (including this SAFE) issued by the Company; and (iii) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

1.11. "Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Units pursuant to a registration statement filed under the Securities Act.

1.12. "Liquidity Transaction" means (i) a Corporate Transaction, (ii) an Initial Public Offering, or (iii) a Direct Listing, but does not include a Dissolution.

1.13. "Next Equity Financing" means the next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this SAFE where (i) the Equity Securities are sold for a fixed price (although the price might vary from purchaser to purchaser), and (ii) the aggregate Equity Securities issued represent at least seven and one-half percent (7.5%) of the Company's total Equity Securities based on the Fully Diluted Capitalization at the time of issuance.

1.14. "Offering" means the offering of SAFEs in the aggregate amount of approximately Five Hundred Thousand Dollars ($500,000) beginning on or around December 1, 2021.

1.15. "Preferred Stock" means the Units, if any, most similar to a series of preferred stock of a Delaware corporation or, if the Company has been converted to a corporation, any series of its preferred stock.

1.16. "Requisite Investors" means the holders of a majority-in-interest of the aggregate purchase price of all SAFEs issued by the Company in the Offering.

1.17. "SAFE" means any simple agreement for future equity (or other similar agreements) which are issued by the Company for bona fide financing purposes and which may convert into the Company's Units in accordance with its terms.

1.18. "Securities Act" means the Securities Act of 1933, as amended.

1.19. "Subsequent Convertible Securities" means convertible securities that the Company may issue after the issuance of this instrument with the principal purpose of raising capital, including but not limited to, other SAFEs, convertible debt instruments and other convertible securities. "Subsequent Convertible Securities" excludes (i) options issued pursuant to any equity incentive or similar plan of the Company; (ii) convertible securities issued or issuable to (A) banks, equipment lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing or commercial leasing or (B) suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions; and (iii) convertible securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships.

1.20. "Units" means the limited liability company interests of the Company.

1.21. "Valuation Cap" means (i) if Investor purchases this SAFE through WeFunder.com before the Company has raised at least Two Hundred Fifty Thousand Dollars ($250,000) in the WeFunder Offering, Nine Million Dollars ($9,000,000); and (ii) otherwise, Ten Million Dollars ($10,000,000).

1.22. "WeFunder Offering" means offering of SAFEs on WeFunder.com beginning on or around October 1, 2022.

2. **Conversion**. This SAFE will be convertible into Equity Securities pursuant to the following terms.

2.1. **Next Equity Financing Conversion**. This SAFE will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (i) the Purchase Amount by (ii) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Investor in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of this SAFE will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

2.2. **Liquidity Event**. In the event of a Liquidity Event prior to the conversion of this SAFE pursuant to section 2.1, at the closing of such Liquidity Event, the Investor may elect that either (i) the Company will pay the Investor an amount equal to one hundred ten percent (110%) of the Purchase Amount, or (ii) this SAFE will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (A) the Purchase Amount by (B) the applicable Conversion Price.

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3.   **Mechanics of Conversion**.

   3.1.**Execution of Documents**. Upon the conversion of this SAFE pursuant to section 2.1, the Investor will execute and deliver to the Company all of the transaction documents related to the Next Equity Financing requested by the Company; *provided,* that such documents (i) are the same documents to be entered into with the new investors in such Next Equity Financing, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

   3.2.**Certificates**. As promptly as practicable after the conversion of this SAFE and the issuance of the Conversion Shares, the Company (at its expense) will issue and deliver a certificate or certificates evidencing the Conversion Shares (if certificated) to the Investor, or if the Conversion Shares are not certificated, will deliver a true and correct copy of the Company's share register reflecting the Conversion Shares held by the Investor. The Company will not be required to issue or deliver the Conversion Shares until the Investor has surrendered this SAFE to the Company (or provided an instrument of cancellation or affidavit of loss). The conversion of this SAFE pursuant to section 2.1 and section 2.2 may be made contingent upon the closing of the Next Equity Financing and Liquidity Event, respectively.

4.   **Dissolution**. In the event of a Dissolution while this SAFE is outstanding, this SAFE shall be treated in the same manner as standard non-participating preferred stock of a corporation. Thus, tthe Company will pay the Investor an amount equal to the Purchase Amount immediately prior to, or concurrently with, the consummation of the Dissolution. The Company's obligation will rank senior in right of payment to the Company's Common Units and *pari passu* with any convertible debt.

5.   **No Rights as a Stockholder**. The Investor is not entitled by virtue of holding this SAFE to be deemed a member of the Company or an owner of Units for any purpose, nor will anything contained in this SAFE be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote on any matter, to receive distributions, or to receive information about the Company.

6.   **Most Favored Nation for Convertible Securities**. If the Company issues any Subsequent Convertible Securities prior to termination of this SAFE, the Company will promptly provide the Investor with written notice thereof, together with a copy of all documentation relating to such Subsequent Convertible Securities and, upon written request of the Investor, any additional information related to such Subsequent Convertible Securities as may be reasonably requested by the Investor. In the event the Investor determines that the terms of the Subsequent Convertible Securities are preferable to the terms of this instrument, the Investor will notify the Company in writing. Promptly after receipt of such written notice from the Investor, the Company agrees to amend and restate this instrument to be identical to the instrument(s) evidencing the Subsequent Convertible Securities.

7. **Restriction on Transfer**. The Investor may not transfer this SAFE or any interest in this SAFE, with or without consideration, without the prior written consent of the Company, which may be withheld in the sole discretion of the Company, provided that if the Investor is an individual, this SAFE may be assigned by the Investor to his or her estate upon death.

8. **First Right of Refusal**.

    8.1. **In General**. In the event the Investor receives an offer from a third party to acquire all or a portion of his, her, or its SAFE, then he, she, or it shall notify the Company, specifying the portion of the SAFE to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "<u>Sales Notice</u>"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Investor whether the Company or a person designated by the Company elects to purchase the SAFE on the terms set forth in the Sales Notice.

    8.2. **Special Rules**. The following rules shall apply for purposes of this section:

    8.2.1. If the Company elects not to purchase the SAFE or fails to respond to the Sales Notice within the thirty (30) day period described above, the Investor may proceed with the sale to the proposed purchaser, subject to section 7.

    8.2.2. If the Company elects to purchase the SAFE, it shall do so within thirty (30) days.

    8.2.3. If the Company elects not to purchase the SAFE, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Investor and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or nontradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Investor and the purchaser shall be treated as a new offer and shall again be subject to this section.

    8.2.4. If the Company elects to purchase the SAFE in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Investor and the proposed purchaser. Thus, for example, if the Investor and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Company shall have the effect of a non-binding letter of intent with the Investor. Conversely, if the Investor and the purchaser have entered into a binding definitive agreement, the election of the Company shall have the effect of a binding definitive agreement. If the Investor and the Company are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

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9. **Application to Entities**. If the Investor is a Special Purpose Entity, the restrictions set forth in section 7 and section 8 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

10. **Amendment**. Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor, or (ii) the Requisite Investors; provided, however, that (x) the Purchase Amount may not be changed without the consent of the Investor, (y) the Investor's consent shall be solicited for any proposed change, and (z) any change made without the Investor's consent shall treat all investors in the same manner.

11. **Tax Treatment**. The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as equity for all income tax purposes under the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

12. **Governing Law**. This SAFE shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. The Company and Investor hereby (i) consent to the personal jurisdiction of the Delaware courts or the Federal courts located in or most geographically convenient to Pittsburgh, Pennsylvania, (ii) agree that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agree that any such court shall have *in personam* jurisdiction over both parties, and (iv) consents to service of process by notice sent by regular mail to the address on file with the Company and/or by any means authorized by Delaware law.

13. **Notices**. Any notice or document required or permitted to be given under this SAFE may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after being deposited with an overnight delivery service (unless the recipient demonstrates that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail (unless the recipient demonstrates that such electronic mail was not received into the recipient's Inbox), to the principal business address of the Company, if to the Company, to the email address of the Investor provided by the Investor in his, her, or its Investment Agreement, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

14. **Waiver of Jury Trial**. ANY CONTROVERSY THAT MAY ARISE UNDER THIS SAFE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, THE INVESTOR AND THE COMPANY IRREVOCABLY AND

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]_____.

COMPANY:

NSSC Holdings, LLC
_____

Founder Signature
_____

Name: [FOUNDER NAME]
_____

Title: [FOUNDER TITLE]
_____

Read and Approved (For IRA Use Only):

INVESTOR:

[ENTITY NAME]
_____

Investor Signature

By: _____   By: _____

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

NSSC HOLDINGS LLC

INVESTMENT AGREEMENT

This is an Investment Agreement, entered into by and between NSSC Holdings LLC, a Delaware limited liability company (the "Company") and [INVESTOR NAME]_____ ("Purchaser").

Background

The Company is offering for sale certain securities on www.WeFunder.com (the "Platform").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). The Company is sometimes referred to using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2. **Purchase of SAFE**.

    2.1. **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a Simple Agreement for Future Equity for [hyperlink to investment amount] (the "SAFE").

    2.2. **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your SAFE. We will notify you promptly if this happens.

3. **Right to Cancel**. Once you sign this Subscription Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to 48 hours before the closing of the offering, or (ii) if there is a material change in the offering.

4. **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Your SAFE**. You will not receive a paper certificate representing your SAFE. Instead, your SAFE will be available electronically.

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6.   **Your Promises**. You promise that:

6.1. **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2. **Review of Information**. You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed and understand the SAFE.

6.3. **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risk Factors" in the Disclosure Document.

6.4. **Escrow Account**. You understand that your money might first be held in an escrow account in one or more FDIC-insured banks. If any of these banks became insolvent and the FDIC insurance is insufficient, your money could be lost.

6.5. **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6. **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7. **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the SAFE.

6.8. **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the SAFE or made any finding relating to the value or fairness of the investment.

6.9. **No Transfer**. You understand that under the SAFE may not be transferred without our consent. Also, securities laws limit transfer of the SAFE. Finally, there is currently no market for the SAFE, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the SAFE indefinitely.

6.10. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11. **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the SAFE.

4858-3179-0635, v. 2

6.12.**Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13.**Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the SAFE, not on behalf of anyone else.

6.14.**Investment Purpose**. You are purchasing the SAFE solely as an investment, not with an intent to re-sell or "distribute" any part of it.

6.15.**Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16.**Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the SAFE.

6.17.**Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18.**Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19.**No Violations**. Your purchase of the SAFE will not violate any law or conflict with any contract to which you are a party.

6.20.**Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21.**No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22.**Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23.**Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24.**Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then (i) the offer and sale of SAFEs is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

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6.25.**Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1.**Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2.**Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3.**Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the SAFE was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26.**Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1.**Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2.**Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3.**Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the SAFE, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4.**Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

6.26.5.**Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6.**Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the SAFE was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated

4858-3179-0635, v. 2

by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the SAFE.

8. **Re-Purchase of SAFE**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your SAFE for an amount equal to the amount you paid for it.

9. **Governing Law**. Your relationship with us shall be governed by Delaware law, without considering principles of conflicts of law.

10. **Execution of SAFE**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the SAFE, just as if you had signed a paper copy of the SAFE in blue ink.

11. **Arbitration**.

11.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the SAFE, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the SAFE will be handled in the manner described in the SAFE.

11.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Pittsburgh, Pennsylvania, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4858-3179-0635, v. 2

11.5.**No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13. **Notices**. All notices between us will be electronic. You will contact us by email at _____. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the SAFE until and unless we have closed on the Offering, as described in the Disclosure Document.

17. **Miscellaneous Provisions**.

17.1.**No Transfer**. You may not transfer your rights or obligations.

4858-3179-0635, v. 2

17.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3. **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4. **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5. **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement and the LLC Agreement effective on the date first written above.

Investor Signature
_____
Signature

ACCEPTED:

NSSC HOLDINGS LLC

By   *Founder Signature*
_____
Eve Picker, CEO

4858-3179-0635, v. 2

NSSC HOLDINGS, LLC
DBA SMALL CHANGE
CONSOLIDATED BALANCE SHEETS

	December 31, 2022 (unaudited)	December 31, 2023 (unaudited)
Current assets		
Cash and cash equivalents	$ 93,449.00	$ 21,642.00
Accounts receivable	$ -	$ -
Prepaid Expenses	$ 770.00	$ 3,475.00
Total current assets	**$ 94,219.00**	**$ 25,117.00**
Property and equipment, net	$ 6,971.00	$ 5,602.00
Intangible assets, net	$ 97,516.00	$ 110,578.00
Total assets	**$ 198,706.00**	**$ 141,297.00**
Liabilities and Members' Equity (Deficit) $		
Current liabilities		
Accounts payable & accrued expenses	$ 4,359.00	$ 2,733.00
Accrued interest	$ 18,118.00	$ 18,028.00
Related party notes payable, current portion Related Party SAFE notes	$ 100,000.00	$ 115,000.00
Related Party SAFE notes	$ 250,000.00	$ 250,000.00
Other SAFE notes	$ 425,400.00	$ 533,200.00
Total current liabilities	**$ 797,877.00**	**$ 918,961.00**
Convertible note payable, non-current portion	$ 50,000.00	$ 50,000.00
PPP loan payable, non-current portion		$ -
Total liabilities	**$ 847,877.00**	**$ 968,961.00**
Members' equity		
Member contributions	$ 2,253,980.00	$ 2,253,980.00
Accumulated deficit	$ (2,903,151.00)	$ (3,081,644.00)
Total members' equity	**$ (649,171.00)**	**$ (827,664.00)**
Total liabilities and members' equity	**$ 198,706.00**	**$ 141,297.00**

NSSC HOLDINGS, LLC
DBA SMALL CHANGE
CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2023 (unaudited)

Sales		**2023**	**Notes**
Commissions on funds raised	$	64,380.00	Reg CF commissions
Offering fees	$	16,000.00	Reg D fees
Onboarding fees	$	6,250.00	
License fees	$	10,500.00	
Consulting fees	$	2,500.00	
Total revenue	$	**99,630.00**	
Operating expenses			
General & administrative	$	65,305.00	Includes bank charges, cloud services, conference fees, investor verifications, business registration, meals & entertainment, travel, office supplies, rent, utilties, etc
Professional fees	$	103,276.00	Includes Accounting, Bookkeeping, Compliance consultant, Legal, CMO, Insurance, memberships, regulatory fees
Payroll	$	51,041.00	
Website maintenance	$	34,518.00	
Depreciation & Amortization	$	20,031.00	
Marketing	$	9,602.00	advertising
Total operating expenses	$	**283,773.00**	
Operating income (loss)	$	**(184,143.00)**	
Other income (expense)			
Interest expense	$	-	
Other income (expense)	$	5,650.00	
Total other income (expense)	$	**5,650.00**	
Net Income (Loss)	$	**(178,493.00)**	
Changes in members' equity (from 2022)			
Beginning members' equity	$	(649,171.00)	
Net income (loss)	$	(178,493.00)	
Ending member's equity	$	**(827,664.00)**	

NSSC HOLDINGS, LLC
DBA SMALL CHANGE
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ending December 31, 2023 (unaudited)

Cash flows from operating activities

Net income (loss)	$	(178,493.00)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	$	20,031.00
Forgiveness of Paycheck Protection Program loans	$	-
Forgiveness of interest payable on related party notes payable (Increase) decrease in assets:		
Accounts receivable, net	$	(2,705.00)
Increase (decrease) in liabilities:		
Accounts payable & accrued expenses	$	(1,862.00)
Accrued interest	$	(90.00)
Net cash used in operating activities	**$**	**(163,119.00)**

Cash flows from investing activities

Purchase of property & equipment	$	-
Purchase of intangible assets	$	(31,488.00)
Net cash used in investing activities	**$**	**(31,488.00)**

Cash flows from financing activities

Proceeds from issuance related party notes payable	$	15,000.00
Proceeds from issuance of Safe Notes	$	107,800.00
Proceeds from member contributions	$	-
Net cash provided by financing activities	**$**	**122,800.00**

Net increase (decrease) in cash and cash equivalents	**$**	**(71,807.00)**
Cash and cash equivalents at beginning of year	**$**	**93,449.00**
Cash and cash equivalents at end of year	**$**	**21,642.00**

Supplemental Noncash Investing and Financing Activities

Settlement of related party notes payable for members' equity	$	250,000.00
Settlement of related party notes payable and accrued interest for related party SAFE note	$	533,200.00

Contact

www.linkedin.com/in/evepicker (LinkedIn)
www.rethinkrealestateforgood.co (Company)
www.smallchange.co (Company)

Top Skills

Economic Development
Community Development
Nonprofits

Honors-Awards

The Rockefeller Foundation Bellagio Center Residency Program, 2011
Village Capital's US FinHealth Accelerator, 2021 - 2022
7 top Real Estate Crowdfunding Platforms of 2020 by US News
Best Real Estate Crowdfunding Platforms in 2022 by Nav.com
Selected as the top Innovator in the “Capital” category by HIVE (Hanley Wood) 2017

Publications

Bisnow Reports

Eve Picker

Lover of cities. Architect. Urban designer. Real estate developer. Fintech pioneer. Urban change agent.
Pittsburgh, Pennsylvania, United States

Summary

Lover of cities. Architect. Urban Designer. Real estate developer. FinTech pioneer. Urban change agent. I am the founder of Small Change, a real estate equity crowdfunding platform opening the door for socially responsible real estate funded by everyday people. My world has always been wrapped around cities and change.
My background as an architect, city planner, urban designer, real estate developer, community development strategist, publisher, and instigator give me a rich understanding of how cities work, how urban neighborhoods can be revitalized, what policies are needed to do it, and the unique marketing that creates the buzz needed for integration.

You can review my full bio here - https://rethinkrealestateforgood.co/about-eve/

Experience

Small Change
Founder & CEO
May 2016 - Present (6 years 6 months)
Pittsburgh, Pennsylvania, United States

We're a real estate crowdfunding platform, matching developers with every day investors.

Rethink Real Estate. For good.
Podcaster
July 2019 - Present (3 years 4 months)

cityLAB, Inc.
Founder
July 2009 - December 2017 (8 years 6 months)
Pittsburgh

cityLAB is a do tank, not a think tank. cityLAB performs experiments with the city as its laboratory. Experiments are chosen to seed economic development, attract talent, create a buzz and effect positive change in the city, from inside and outside

cityLIVE!
Co-founder
2007 - 2012 (5 years)

Co-founder, collaborator and project manager of this city centric event series. Events are monthly forum discussions about important local and regional issues. Responsibilities include fundraising, programming and marketing.

Education

Columbia University in the City of New York
Masters, Urban Design

University of New South Wales
Bachelor of Architecture (BArch), Architecture

Contact

www.linkedin.com/in/dutch-macdonald (LinkedIn)
www.bcg.com/ (Company)
www.bcg.com/capabilities/digital-technology-data/digital-products (Company)
www.bcg.com/about/people/experts/dutch-macdonald (Company)

Top Skills

Strategic Thinking

Cross-functional Team Leadership

Cross Functional Team Building

Languages

French

Dutch MacDonald

Managing Director at BCG Platinion | Digital & Design Leader | Human-Centered Design | Customer Experience | Tech For Good
Pittsburgh, Pennsylvania, United States

Summary

I am a digital transformation executive and seasoned design strategist leading the design, execution, and scaling of digital products and services. I am passionate about innovation that is anchored in customer- and employee-experience (CX/EX) and end-to-end journeys, delivered with an agile methodology. Some highlights of my experience include:

• Expertise in driving engagement across channels and touchpoints —human, physical, digital, and virtual-in B2B, B2C, and B2B2C
• Proven expert in the application of human-centered design and design thinking with C-suite—CEO, CMO, CDO, CXO, CIO—clients
• Background in both physical architecture and digital design, with a focus on sustainability by design
• Unique ability to create exceptional experiences that advance strategic objectives
• Execution-oriented with demonstrated ability to ignite innovations and drive them to market
• Successfully led the delivery of hundreds of design and digital projects across industries-automotive/mobility, healthcare, finance, industrial goods, CPG, real estate, and retail
• Entrepreneurial, agile, data-driven approach to delivering new growth
• Consistently outperform individual revenue targets and business revenue and profit targets
• Respected and collaborative leader that builds support for innovations and initiatives
• Passionate builder of diverse, cross-functional, high-performing, teams with outstanding upward feedback

My work has focused on building innovation ecosystems and driving CX transformation. Throughout my career, I have pushed the edge of the possible with a bias to action. I believe that by using design, technology, and data, we can improve people's lives, solve some

of the most pressing problems encountered by organizations, and transform the way we live, work, and play.

Experience

BCG Platinion
5 years 4 months

Managing Director
July 2019 - Present (3 years 4 months)
Pittsburgh, PA

As a Managing Director at BCG Platinion, I lead business development and execution of digital products and services for Fortune 500 companies across industries. I am the Global Lead for Design at BCG Platinion, and have generated a unified design approach to drive customer and employee experience (CX/EX) offerings across BCG worldwide and developed offerings that accelerate digital transformation through a human-centered approach.

Office Leader, BCG Pittsburgh
May 2019 - Present (3 years 6 months)
Pittsburgh, Pennsylvania, United States

I am a member of the North American Leadership Team reporting to the CEO and the Office Leader for the BCG Pittsburgh office that launched in July 2019. I am responsible for building a new management consulting team in parallel with existing digital team.

Digital Director
July 2017 - June 2019 (2 years)

As Digital Director at BCG Platinion, I was responsible for establishing BCG's digital product and service capability as part of the Platinion North America core MD team. I led the successful post-acquisition integration of the MAYA Design team into BCG, retaining 75% of the original staff at the 3-year mark.

Carnegie Museum of Art
Advisory Board Member
January 2017 - Present (5 years 10 months)
Pittsburgh, Pennsylvania, United States

I am member of the Carnegie Museum of Arts 's Advisory Board and the current Chair of Strategic Planning Committee. At CMoA, we create experiences that connect people to art, ideas, and one another.

SmallChange.co
Advisor
June 2016 - Present (6 years 5 months)
Pittsburgh, Pennsylvania, United States

I am an advisor to the fintech start-up Small Change, which is a real estate crowdfunding platform matching developers of impactful real estate project with every day investors who want to make change.

MAYA Design
9 years 6 months

President & CEO
April 2014 - July 2017 (3 years 4 months)

As President and CEO of MAYA Design, I led a highly-skilled, interdisciplinary team that worked at the intersection of complex, information-rich technology and human experience. I had overall responsibility for firm performance and strategy, and led the acquisition of MAYA Design by the Boston Consulting Group.

COO & VP of Operations
February 2008 - March 2014 (6 years 2 months)

Serving as chief operating officer for over 6 years, I established a strong track record of year-over-year growth, operational excellence, and client diversification, while also leading MAYA's Creative Environment consulting practice focusing on IoT. I drove the strategy and execution for the spinout of four companies incubated through internal R&D efforts, leading to two acquisitions, one by The Nielsen Company and one by Indiegogo.

Carnegie Mellon University
Adjunct Associate Professor
August 2006 - December 2010 (4 years 5 months)
School of Architecture

I developed and taught Issues of Practice, a required fifth-year course focusing on career development, professional concerns and the translation of design into a built structure.

EDGE studio
Principal & Vice President
March 1995 - February 2008 (13 years)
Pittsburgh, Pennsylvania, United States

I was a founding partner at EDGE studio, directing architecture and technology projects from concept design through construction of up to $40M. I was the partner in charge of operations, including business development, contract negotiation, finance, and staff. The firm was consistently recognized as an innovation-leading architecture firm by the American Institute of Architects. EDGE studio was acquired by GBBN Architects.

Carnegie Mellon University
Adjunct Associate Professor
August 1998 - May 2002 (3 years 10 months)
School of Architecture

I taught architecture design studio to sophomore architecture students, focusing on composition and materiality.

Education

Carnegie Mellon University
Bachelor of Architecture (BArch), Architecture and Design · (1986 - 1991)

Ecole polytechnique fédérale de Lausanne
Architecture · (1989 - 1990)

NSSC HOLDINGS LLC

EXAMPLES FOR SAFE CONVERSION

We are offering securities in the form of a Simple Agreement for Future Equity, SAFE. The principal terms of our SAFE are as follows:

Conversion on Future Equity Raise

If the Company raises money in the future from the sale of its stock (common or preferred) for a fixed price, where the new stock represents at least 7.5% of the Company's total stock at that time, then your SAFE will convert into that same type of stock. The price of the conversion will be the lower of (i) 80% of the price paid by the new investors, or (ii) the price based on a total value of the Company of $10 million.

1.This SAFE will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (i) the Purchase Amount by (ii) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Investor in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of this SAFE will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

> **EXAMPLE:** Suppose you invest $5,000 in our SAFE. Later, we raise $3 million by selling common or preferred stock (these securities can convert to common stock if common stock is sold in a subsequent round), as follows:

Type of Stock Sold	Series A Preferred Stock
Pre-Money Valuation of Company	$10M
Price of New Shares	$1.10/share
Shares Already Outstanding	10,000,000
Number of New Shares Sold	2,727,273
Percentage Owned by New Investors	21.43% (more than 7.5%)

> Your SAFE will convert into 5,682 shares of Series A Preferred Stock as follows:

Type of Shares	Series A Preferred Stock
Price Based on 20% Discount	$0.88/share
Price Based on $10M Valuation	$1.00/share
Lower of Prices	$0.88/share

Amount of SAFE	$5,000.00
Number of Shares Received	5,682 shares

Sale or IPO

If the Company is sold or goes public before your SAFE has converted, you will receive the greater of (i) the price you paid for the SAFE, or (ii) the amount you would receive if your SAFE had been converted to common stock at a price per share equal to $10 million divided by the total number of shares then outstanding.

> **EXAMPLE:** Suppose you invest $5,000 in our SAFE. Later, when we have 1.4 million shares outstanding and before we raise more capital, the Company is sold for $14 million. You would receive $7,000, as follows:

Price Paid for Your SAFE	$5,000
Shares Outstanding	1,400,000
Price Per Share Based on $10M Value	$7.14/share
Number of Conversion Shares	700 shares ($5,000/7.14)
Value of Company Per Share	$10/share ($14M/1.4M)
Value of Conversion Shares	$7,000 (700 shares * $10/share)
Greater of Investment or Value	$7,000

Liquidation

If the Company liquidates before your SAFE has converted, you will have the right to receive the amount you paid for your SAFE, without interest. However, your right to payment will be (i) subordinate to (behind) the rights of the Company's creditors, and (ii) on a par with others who hold SAFEs or preferred stock.

In the event of a Liquidity Event prior to the conversion of this SAFE pursuant to section 1., at the closing of such Liquidity Event, the Investor may elect that either (i) the Company will pay the Investor an amount equal to one hundred ten percent (110%) of the Purchase Amount, or (ii) this SAFE will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (A) the Purchase Amount by (B) the applicable Conversion Price.

Voting and Shareholder Rights

The SAFE does not give you any voting rights in the Company or other rights as a shareholder. For example, you do not have the right to receive any dividends for as long as you own your SAFE.

Limits on Transfers

SAFEs will be illiquid (meaning you might not be able to sell them) for four reasons:

1) A SAFE may not be transferred without the Company's consent.
2) If you want to sell your SAFE the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
3) Even if a sale were permitted, there is no ready market for SAFEs, as there would be for a publicly traded stock.
4) For a period of one year, you won't be allowed to transfer the SAFE except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Preemptive Rights

The holders of the SAFEs do not have preemptive rights.

Obligation to Contribute Capital

Once you pay for your SAFE, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

Other Classes of Securities

The Company has two other classes of securities outstanding:

- Limited liability company interests denominated as "Units."

- Simple Agreements for Future Equity (the "Existing SAFEs").

The principal terms of the Units are as follows:

- Owners of the Units have the right to receive all distributions from the Company.
- Owners of the Units do not have the right to vote as such, but do have the right to remove Managers with or without cause.
- Owners of the Units do not have preemptive rights.

The Existing SAFEs have the same terms as the SAFEs we are issuing in this Offering, except that the "valuation cap" is $7.5M rather than $10M.

The Person Who Controls the Company

Eve Picker controls the Company.

How the Manager's Exercise of Rights Could Affect

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether to raise capital for the Company and, if so, on what terms.

- The Manager decides whether and when to sell the Company, which affects when (if ever) you will get your money back.
- If the Manager sells the Company "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the Company "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much.
- You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the Company.
- The Manager could decide to hire herself or her relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the Company. A refinancing could raise money to distribute, but it could also add risk to the Company.
- The Manager decides how much of her own time to invest in the Company.

Exhibit A: Business Plan

§227.201(d) – The Company's Business and Business Plan

Company Highlights[1]

- **Track record.** Over $10 million raised for 40 impact real estate projects, leveraging over $440 million in projects built.

- **Meaningful diversity**. Almost 60% of our developers are minority and/or women. We aim to do better.

- **Meaningful impact.** We don't just talk about impact. We built the Small Change Index to measure it.[2]

- **Growth.** 435% growth in funds raised from 2020 to 2021 building on 455% growth from 2019 to 2020

- **Pipeline.** 140+ deals in our pipeline, totaling more than $425 million in offering goals.

- **Female founder**. 4 companies founded and 14 urban real estate projects under her belt

The Problem

The real estate industry is a monoculture of investors and banks, supporting the same projects over and over again. Capital is often inaccessible to women and BIPOC developers. Difficulties faced by developers who are not mainstream include raising debt or equity because their projects are unconventional or in disinvested neighborhoods, or because they are minority or women-led real estate companies.[3] [4] And investment, until very recently, was only possible for the wealthiest.

The vast majority of real estate executives remain white. "People of color held roughly 13 percent of leadership roles in commercial real estate in 2021, an improvement of 1.4 percent from the previous year, according to an analysis from Bisnow, an industry media and events platform" writes Patrick Sisson for *The New York Times*. [5] [6]

The Solution

---

[1] All statistics in this disclosure packet are as of September 10, 2022

[2] https://learn.smallchange.co/change-index

[3] https://www.washingtonpost.com/business/2021/04/01/black-developers-call-reckoning-real-estate/

[4] https://www.commercialsearch.com/news/keeping-the-momentum-furthering-diversity-in-cre/

[5] https://www.nytimes.com/2022/06/08/business/diversity-developers-real-estate.html

[6]https://www.bisnow.com/national/news/commercial-real-estate/diversity-study-analysis-race-accountability-1110 62

Small Change is the first equity crowdfunding platform focused on addressing this monoculture in three ways – by supporting equitable and innovative projects, by providing investment opportunities for everyday people, and by providing access to capital for BIPOC and women developers.

We provide a streamlined and SEC/FINRA compliant investment crowdfunding solution where real estate developers can raise money for their change-making projects. By using a new securities rule called Regulation Crowdfunding, the SEC's first attempt to democratize investment, we provide a platform for developers to raise money for their real estate projects from anyone 18 years old and up.[7] Investment minimums can be as low as each developer likes.[8] They can engage their friends, their family and their community - all of whom can become investors in their projects.

In order to remain true to our mission, we've developed our proprietary Small Change Index™, the lens through which we ensure that any projects listed on our platform meet our triple bottom line goals.[9]

All of this sets us apart from other real estate crowdfunding platforms. We believe we are unique in our commitment to impact - in the projects we select, in the developers we serve and in the everyday people who can invest through our platform.



On Small Change we measure impact in three ways:

1. **Equitable and innovative projects.** We use our proprietary Small Change Index™ to measure project impact with the goal of creating more affordable, more equitable and more innovative communities and with the goal of supporting emerging developers.

2. **Everyday investors.** On Small Change everyone (18+) – including non-accredited investors – can invest to build wealth or support the projects, developers, and places they love. To date almost 2,000 investments have been made in projects through our platform, some for as little as $200 and some for as much as $250,000.

---

[7] https://www.sec.gov/info/smallbus/secg/rccomplianceguide-051316.htm
[8] To date, the lowest investment minimum on Small Change has been $200.
[9] https://learn.smallchange.co/change-index

3. **Emerging minority and women developers.** Of the 40 projects listed to date, almost 60% are led by minority and/or women developers.

SMALL CHANGE INDEX™



MOBILITY





Urban location	✓
Walkable	✓
Bike friendly	✓
Business Corridor	✓
Public or other transit	✓
Fix your own transport	✓
Transit oriented development	

COMMUNITY

Street life	✓
Third Place	✓
Park or Plaza	✓
Building reuse or infill	✓
Affordable housing	✓
Fresh food access	✓
Minimized site disturbance	✓

ECONOMIC VITALITY

Underserved community	✓
Jobs Created	
Incubator	
Diverse workforce	✓
Green features	✓
Even more green	✓
Reduced parking	✓

Revenue Model

Small Change employs a B2B2C business model. Our customers are developers, but we rely on investors equally since commissions are paid by the developer to Small Change based on funds invested.

The pipeline[10]

Currently we acquire our customers (developers) through organic social media content (including podcasts, blog posts, social media posts and e-blasts) and by word of mouth. The sales cycle can vary depending on the readiness of the developer. Some developers are very experienced and move quickly. Others talk to us early on in their process and move forward only when they have reached an important milestone, such as acquisition of a property. Developers take an average of 90 days to complete the SEC requirements to register their offering once they sign a listing agreement. And on average, issuers will market their listing for 4 months. The sales cycle, from signing of listing agreement to closing of offering is currently averaging 7 months.[11].

Even without advertising our pipeline is robust at over $85 million in active leads with another ~$350 million in qualified leads we keep in touch with. We expect this to grow substantially with planned advertising and social media campaigns targeted directly at developers.[12] Additional marketing strategies are in various stages of planning.

[10] All statistics in this disclosure packet are as of September 10, 2022
[11] Statistics drawn from Pipedrive where we track the status of our developer pipeline.
[12] https://learn.smallchange.co/small-change-for-developers

	Offerings in pipeline	Maximum funding goals	Average funding goal per project
Qualified leads	84	$345,000,000.00	$4,107,142.86
Hot leads	40	$71,200,000.00	$1,780,000.00
Listing sent	6	$7,600,000.00	$1,266,666.67
Listing signed	6	$3,300,000.00	$550,000.00
Listing live	5	$3,200,000.00	$640,000.00

See also Exhibit A: The Business Plan, as posted on Wefunder.com

About Small Change.

Small Change consists of four legal entities - a holding company, NSSC Holdings, LLC (the "Company" you are investing in) and three wholly owned subsidiaries - NSSC Funding Portal LLC, NSSC Crowd LLC and NSSC Tech LLC. NSSC Funding Portal is registered as a funding portal with the SEC and a member of FINRA. This is required in order to be able to list Regulation Crowdfunding offerings. NSSC Crowd conducts other offering types, such as Regulation D offerings, and NSSC Tech owns and maintains the technology and licenses it to both the Funding Portal and Crowd subsidiaries.

Since we started operations in 2016 we have deployed founder equity of almost $2.5 million with an additional $625,000 raised in two SAFE rounds and a convertible note. Over $450,000 in revenue has been earned to date, with ~ $260,000 earned in the trailing 12-month period through July 31, 2022.

As of the date this offering launched, Eve Picker, the founder, owns 95% of the Company and Dutch MacDonald, advisor and fractional COO owns 5%.

The team

Eve Picker is the founder and CEO of Small Change, a real estate equity crowdfunding platform.[13]

Eve's world has always been wrapped around cities and change. Her background as an architect, city planner, urban designer, real estate developer, community development strategist, publisher, and all around instigator provides her with a rich understanding of how cities work, how urban neighborhoods can be revitalized, what policies are needed to do it, and the unique marketing that creates the buzz needed for regeneration.

Amongst Eve's many urban (ad)ventures, she's developed a dozen buildings in blighted neighborhoods, built the first loft project in downtown Pittsburgh, founded a non-profit, cityLAB (a do-tank, not a think-tank), built Pittsburgh's first tiny house, organized a speaker series, launched a Pittsburgh e-zine called *PopCity*, and established downtown Pittsburgh's first co-working space. She also co-founded Pittsburgh's wildly successful Open Streets program and now hosts a weekly podcast series called Rethink Real Estate. For Good., where she interviews other real estate professionals instigating change.[14] [15]

Some honors she's proud of include Small Change ranking as one of 7 top Real Estate Crowdfunding Platforms of 2020 by *US News* and again by Nav in 2022, nabbing Top Innovator in the "Capital" category by HIVE, her tenure as a Fellow at the Rockefeller Foundation's Bellagio Center Residency Program, and her recent participation in Village Capital's FinHealth US 2021, an accelerator program for early-stage startups. And having the award-winning building she built and now lives in featured in *DWELL* magazine. [16]

Eve received her Bachelor of Architecture degree (with honors) from the University of N.S.W. in Sydney, Australia, and a Masters in Urban Design from Columbia University in New York City. Prior to launching Small Change, Eve founded no wall productions, inc., a real estate development company best known for its cutting edge loft developments; we do property management, inc., a property management company, and cityLAB, a non-profit. Earlier work experience includes architectural experience in studios as far flung as Sydney, Vienna, New York City, Princeton and Pittsburgh and as senior urban designer for the City of Pittsburgh. [17]

Dutch MacDonald is an advisor to and fractional COO of Small Change, a real estate equity crowdfunding platform.[18]

Dutch is a digital transformation executive and seasoned design strategist leading the design, execution, and scaling of digital products and services. He is passionate about innovation that is anchored in

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[13] https://www.linkedin.com/in/evepicker/

[14] https://smallchange.co/projects/tiny-house

[15] https://www.citylabpgh.org/

[16] https://www.dwell.com/article/loft-living-in-pittsburgh-2e7223cf

[17] wedoproperty.com

[18] https://www.linkedin.com/in/dutch-macdonald/

customer-and employee-experience (CX/EX) and end-to-end journeys, delivered with an agile methodology. He is a passionate builder of diverse, cross-functional, high-performing teams.

He started his career as a registered architect, founding the Pittsburgh-based architectural and design firm EDGE studio, and was the architect for most of Eve Picker's urban development projects.[19] He then went on to become CEO of MAYA Design, a digital design and innovation lab. In 2017, MAYA was acquired by the Boston Consulting Group (BCG), where Dutch serves as Managing Director in BCG's digital product and service business. There he leads a highly skilled team of consultants, designers, engineers and product managers.

Dutch received his Bachelor of Architecture from Carnegie Mellon University, studied at the Ecole Polytechnique Federale de Lausanne in Switzerland, and completed a fellowship at the Institute for Entrepreneurial Excellence at the University of Pittsburgh.

Throughout his career, Dutch has pushed the edge of the possible with a bias to action. He believes that by using design, technology, and data we can improve people's lives, solve some of the most pressing problems encountered by organizations, and transform the way we live, work, and play.

Other key Small Change team members include Jonathan Greene, Chief of Staff, Markley S. Roderick, SEC Counsel and Brandon Klerk, CRCP, CAMS CFE, Compliance consultant.[20] [21] [22]

Notable investors and advisors include Jonathan Stern, Senior Managing Director at Meridian Capital Group in New York, Josh McManus, Cofounder at Fruitful Bank, and Libby Seifel, Founder and President of Seifel Consulting, a strategic economic consulting firm. [23] [24] [25]

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[19]https://www.post-gazette.com/business/businessnews/2007/08/13/For-architects-Pittsburgh-poses-unique-challenges/stories/200708130150

[20] https://www.linkedin.com/in/jonathan-greene-962868242/

[21] https://www.linkedin.com/in/markroderick/

[22] https://www.linkedin.com/in/brandonklerk/

[23] https://www.linkedin.com/in/jonathanmstern/

[24] https://www.linkedin.com/in/magnusmcmanus/

[25] https://www.linkedin.com/in/elizabeth-libby-seifel-45691b9/